Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A

ADAMIS PHARMACEUTICALS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$27,000,000	0.00011020	$2,975.40
Fees Previously Paid	—	—	—
Total Transaction Valuation	$27,000,000	—	—
Total Fees Due for Filing	—	—	$2,975.40
Total Fees Previously Paid	—	—	—
Total Fee Offsets	—	—	—
Net Fee Due	—	—	$2,975.40

(1)	In accordance with Exchange Act Rule 0-11, the proposed maximum aggregate value of the transaction estimated solely for the purposes of calculating the filing fee was calculated, based upon an unspecified number of shares of common stock, 0.0001 par value per share, and shares of Series E Preferred Stock, $0.0001 par value, of Adamis Pharmaceuticals Corporation (“Adamis”) to be issued pursuant to the Agreement and Plan of Merger and Reorganization, dated as of February 24, 2023 (the “Merger Agreement”), entered into by and among Adamis, Aardvark Merger Sub, Inc., a wholly-owned subsidiary of Adamis, and DMK Pharmaceuticals Corporation (“DMK”). Under the terms of the Merger Agreement, the maximum total number of shares of Adamis common stock that is issuable to the DMK stockholders pursuant to the merger transaction contemplated by the Merger Agreement (the “Merger”) is $27,000,000 divided by the average closing price of the Adamis common stock on the Nasdaq Capital Market (or other principal exchange, market or quotation system on which the Adamis common stock is then-listed or traded) for the five trading days ending one trading day before the effective time of the Merger (subject to certain adjustments).

(2)	In accordance with Section 14(g) of the Exchange Act and Rule 0-11 of the Exchange Act, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction in note (1) above by 0.00011020.

Table 2: Fee Offset Claims and Sources

N/A